EXHIBIT 4.16

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made the 22nd day of January, 2009.

BETWEEN:

ONCOLYTICS BIOTECH (U.S.), INC.

("OBUS")

-and-

MARY ANN DILLAHUNTY

(the "Employee")

WHEREAS:

A.	OBUS is an Affiliate (as defined herein) of Oncolytics Biotech Inc.;
B.	The Employee has been employed by Oncolytics Biotech Inc.;
C.

The Employee, Oncolytics Biotech Inc. and OBUS wish to transfer the employment of the Employee from Oncolytics Biotech Inc. to OBUS, with the result that the Employee’s employment with Oncolytics will terminate as of December 31, 2008 and OBUS will employ the Employee as of January 1, 2009;

NOW THEREFORE the parties agree as follows:

Section 1 - Definitions and Interpretation

(1)	In this Agreement the following defined terms shall have the meanings indicated:
(a)

”Affiliate” means any entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with a party. For the purposes of this definition, control shall mean: (i) the direct or indirect ownership of fifty percent (50%) or more of the voting stock of a corporation; or (ii) the direct or indirect ownership of fifty (50%) or more of the ownership interest of any other entity; or (iii) the ability to elect a majority of the directors of the entity;

(b)

"Business" means the business currently carried on by OBUS and its Affiliates, which is the development, testing, marketing and sale of pharmaceutical products together with such additional business as OBUS may decide to undertake from time to time;

(c)	"Commencement Date" means January 1, 2009;
(d)	"Confidential Information" means all confidential information of OBUS and its Affiliates and includes:
(i)

any data or information directly or indirectly related to the Business or arising directly or indirectly in the course of, or derived from the Employee's employment with OBUS whether related to products, equipment, inventions, ideas, designs, methods, systems, improvements, processes, research or otherwise;

(ii)	any technical or scientific know-how;

(iii)

financial and sales information, customer lists, pricing policies, lists of suppliers, proprietary computer programs in any format whatsoever, programming techniques, the manner of plans or methods of operation and the like relating to the Business;

(iv)

patent applications, drawings, blueprints, manuals, letters, notebooks, reports and all other materials (written or otherwise) related to the Business or to the agents, joint venturers or contractors of OBUS or its Affiliates; and

(v)	any information provided to or received by OBUS or its Affiliates on a confidential basis;
(e)	"Good Reason" means any one of the following events occurring on or after the Commencement Date:
(i)	any reduction in the Employee's then existing annual base compensation and benefits, unless comparable reductions are made for all other executive employees of OBUS;
(ii)

any material diminution of the Employee's duties, responsibilities, authority or reporting structure, excluding for this purpose an isolated or inadvertent action not taken in bad faith which is remedied by OBUS immediately after notice thereof is given by the Employee;

(iii)

any request that the Employee relocate to a work site that would increase the Employee's one-way commute distance by more than fifty (50) miles from the Employee's then principal residence, unless the Employee accepts such relocation opportunity; or

(iv)	any material breach by OBUS of its obligations under this Agreement that is not remedied within thirty (30) days of written notice of such breach from the Employee;
(f)

"Intellectual Property" means all information, data, designs, processes, software, algorithms and inventions, including those that may be the subject of patent, copyright, industrial design, trademarks, trade secret or other forms of legal protection, made, conceived or developed by the Employee during the term of employment with OBUS, whether alone or jointly with others and whether during or after regular working hours, that relates to or in any way pertains to or connects with any matter developed, or under investigation or development by OBUS or its Affiliates, or related to the Business;

(g)	"Termination Event" means:
(i)	breach by the Employee of any material provision of this Agreement;
(ii)	material violation by the Employee of any statutory or common law duty of loyalty to OBUS;
(iii)	the commission of an indictable offence by the Employee against OBUS; and
(iv)	personal or professional conduct of the Employee which in the reasonable and good faith judgment of OBUS may significantly injure OBUS' Business or interfere with the Employee's job performance.

(2)       This Agreement shall be governed by and construed in accordance with the laws in force in the State of California. The parties hereby submit to the jurisdiction of the Courts of California.

(3)       The parties shall with reasonable diligence take all action, do all things, attend or cause their representatives to attend all meetings and execute all further documents, agreements and assurances as may be required from time to time in order to carry out the terms and conditions of this Agreement in accordance with their true intent.

(4)	The following schedule is attached to and forms part of this Agreement:

Schedule "A" – Job Description

Section 2 - Employment

(1)       OBUS agrees to employ the Employee in the position of President of OBUS and Vice President, Intellectual Property of Oncolytics Biotech Inc., and the Employee accepts the employment, starting on the Commencement Date.

(2)       The Employee shall perform the duties and responsibilities associated with the position of President of OBUS and Vice President, Intellectual Property of Oncolytics Biotech Inc., including those set out on the Job Description attached as Schedule "A". The Employee shall report to the Board of Directors of OBUS. The Employee may, from time to time, be assigned or undertake additional duties and responsibilities including duties and responsibilities for Affiliates of OBUS, and the Employee's duties and responsibilities may be modified or expanded from time to time.

(3)	The Employee shall perform the duties and responsibilities set out in Section 2(2):
(a)	diligently, faithfully and to the best of the Employee's ability; and
(b)	in the best interests of OBUS.

(4)       The Employee shall comply with the terms, conditions and requirements of OBUS' Policy Manual, as the same may be amended, revised or added to from time to time.

Section 3 - Remuneration

(1)       OBUS shall pay to the Employee a salary of ONE HUNDRED FIFTY FOUR THOUSAND FIVE HUNDRED ($154,500.00) U.S. DOLLARS per annum, exclusive of bonuses, benefits and other compensation, payable in equal installments of TWELVE THOUSAND EIGHT HUNDRED AND SEVENTY-FIVE ($12,875.00) U.S. DOLLARS on the 15th and last day of each month. The Employee shall be eligible for a bonus payment of not more than twenty-five (25%) of the annual base salary based upon mutually agreed corporate and personal objectives.

(2)       OBUS shall, on or before the anniversary date of this Agreement in each year, evaluate and set the Employee's salary for the next ensuing year.

(3)       OBUS shall reimburse the Employee for all out-of-pocket expenses incurred by the Employee in the performance of the Employee's obligations under this Agreement, subject to OBUS' policies then in force.

(4)       OBUS shall be entitled to withhold from any payments made to the Employee any amounts that OBUS is required to withhold pursuant to any Act in force that relates to income tax, unemployment insurance premiums or pension plan premiums in any jurisdiction under which such payments are required to be made by or on behalf of the Employee, including, without limitation, the Internal Revenue Service (U.S.) and the State of California. The Employee will provide OBUS with information reasonably required to determine which jurisdiction or jurisdictions require any such withholdings.

Section 4 - Benefits

The Employee shall be entitled to payment in lieu of employment benefits (medical, dental, etc.) of a total value of NINETEEN THOUSAND ONE HUNDRED SEVENTY ($19,170.00) U.S. DOLLARS annually, payable pro rata with the Employee’s monthly payment of salary.

Section 5 - Vacations

The Employee shall, in addition to all statutory holidays, be entitled to twenty (20) days paid vacation during each twelve (12) month period of employment under this Agreement, with the amount of earned and paid vacation to be adjusted based upon the Employee’s obligation to work part time in accordance with Schedule A. The Employee's vacation time shall be governed by applicable policies of OBUS.

Section 6 - Place of Employment

The Employee shall be based in California, shall perform the majority of the Employee's employment obligations from and out of OBUS' offices located in California and shall travel to Affiliates’ offices in Alberta and Barbados, as needed.

Section 7 - Confidential Information

(1)       The Employee confirms that the Confidential Information is the sole and exclusive property of OBUS and is held by the Employee in trust for the benefit of OBUS. The Employee shall use the Employee's best efforts and exercise utmost diligence to protect and safeguard the Confidential Information. Neither during the period of employment by OBUS nor thereafter for a period of three years shall the Employee, directly or indirectly, use or disclose to any other person any Confidential Information, whether or not acquired, learned or obtained or developed by the Employee alone or in conjunction with others, except as such disclosure or use may be required in connection with the employment with OBUS or as may be agreed to in writing by OBUS.

(2)	Subsection 7(1) shall not apply to Confidential Information that:
(a)	is in the public domain at the time of its disclosure, or which, after disclosure, becomes part of the public domain other than by disclosure by the Employee;
(b)	the Employee can show was in the Employee's possession at the time of disclosure and was not acquired from OBUS or its Affiliates; or
(c)	was received by the Employee from a third party without a covenant of confidentiality, provided such third party is under no obligation of confidentiality with respect to the Confidential Information.

(3)       The Employee shall keep informed of OBUS' policies and procedures for safeguarding OBUS' property including, without limitation, the Confidential Information and the confidentiality thereof, and will strictly comply therewith at all times. The Employee shall not, except as required in the course of the employment with OBUS, remove from OBUS' premises any OBUS property including, without limitation, Confidential Information. The Employee shall, immediately upon termination of employment with OBUS, return to OBUS all of OBUS' property in the Employee's possession, including, without limitation, all tangible parts of or relating to the Confidential Information as is in the Employee's possession or under the Employee's control without retaining any copies or record thereof or any other mechanical means that, alone or in combination with other means, would permit the Employee to reproduce or make available the Confidential Information.

(4)       The Employee shall advise any future employer, associate or affiliate that the Employee has signed this Agreement and is bound by its terms and conditions.

Section 8 - Intellectual Property

(1)       The Employee confirms that any and all Intellectual Property shall be the sole and exclusive property of OBUS and shall be assigned by the Employee to OBUS, or its nominee. The Employee agrees to disclose promptly to OBUS or its nominee any and all Intellectual Property and to execute written assignments of the Employee's right, title and interest in and to the Intellectual Property to OBUS or its nominee.

(2)	With respect to any Intellectual Property, the Employee also agrees:

(a)	to assist OBUS or its nominee in preparing any necessary copyright and patent applications, including United States and foreign applications, covering the Intellectual Property;
(b)	to sign and deliver all such applications and their assignment to OBUS or its nominee; and
(c)

generally to give all information and testimony, to co-operate with OBUS and its solicitors, to sign all lawful papers, and to do all lawful things that may be needed or requested by OBUS to obtain, extend, reissue, maintain or enforce United States and foreign copyrights or patents covering the Intellectual Property.

(3)       OBUS shall bear all expenses that are incurred in obtaining, extending, reissuing, maintaining and enforcing any and all copyrights or patents in respect of the Intellectual Property assigned to OBUS or its nominee by the Employee, and in the vesting and perfecting of title thereto in OBUS or its nominee and shall pay the Employee reasonable compensation for any time that OBUS may require the Employee to expend in order to accomplish the above subsequent to the termination of employment with OBUS.

(4)       The Employee hereby waives in favour of OBUS and its Affiliates, all moral rights in any and all copyright works authored or co-authored by the Employee during the term of this Agreement that directly relate to the Business of OBUS or its Afilliates.

Section 9 - Term and Termination

(1)       The Employee's employment under this Agreement shall commence on the Commencement Date and shall continue until terminated in accordance with this Section 9.

(2)       Subject to Sections 9(3), (4) and (5), and notwithstanding any other provision contained herein to the contrary, the employment relationship between the Employee and OBUS arising out of this Agreement shall terminate upon forty-five (45) days notice being given to OBUS by the Employee or immediately upon notice being given to the Employee by OBUS.

(3)       If OBUS is entitled to terminate this Agreement as the result of a Termination Event, OBUS shall not be required to compensate the Employee in respect of such termination or provide any period of notice in lieu of compensation with respect to such termination.

(4)       Subject to Section 9(5), if this Agreement is terminated by OBUS at any time other than pursuant to Section 9(3), or if this Agreement is terminated by the Employee for Good Reason, the Employee shall be entitled to severance payment determined as follows:

(a)	twelve (12) month’s pay plus accelerated vesting of all of her then unvested stock options.

Such severance compensation shall be paid to the Employee so as to maximize any reduction in income tax payable thereon as permitted by applicable laws. The severance payment as provided pursuant to this Section 9(4) shall include an amount equal to the value of the payment in lieu of benefits to which the Employee would otherwise have been entitled during the notice period.

(5)       Notwithstanding Section 9(4), if there is a change of control of OBUS, as defined herein, and if this Agreement is terminated by OBUS at any time within one (1) year following the change of control other than pursuant to Section 9(3), the Employee shall be entitled to severance payment equal to twice that determined pursuant to Section 9(4). Such severance compensation shall be paid to the Employee so as to maximize any reduction in income tax payable thereon as permitted by applicable law.

For the purposes of this Section 9(5), “change of control” means any amalgamation, merger or other corporate reorganization which results in any change in the present effective voting control of OBUS, or will result in a change of the person or persons who own or control sufficient voting shares in OBUS to elect a majority of the directors of OBUS, or will result in a person acquiring sufficient voting shares in OBUS to elect a majority of the directors of OBUS.

(6)       The Employee acknowledges and agrees that payment in lieu of notice in accordance with Section 9(4) or 9(5) shall be and is conclusively deemed to be reasonable compensation for termination of this Agreement and hereby waives any claim or potential claim that the Employee now has or may hereafter have, against OBUS for further severance compensation or notice other than that provided by the terms of this Agreement.

(7)	The Employee confirms that:
(a)	any breach of this Agreement or unauthorized disclosure of Confidential Information may result in irreparable harm to the Business of OBUS and considerable monetary damages to OBUS;
(b)	the damages suffered by OBUS may be difficult to establish; and
(c)	interim and permanent injunctions may be the only suitable remedy for OBUS;

but nothing herein shall in any way limit or restrict any other remedies available to OBUS at law or in equity including an action for damages.

(8)       Termination of the Employee's employment with OBUS for any reason whatsoever shall not terminate the Employee's obligations under Sections 7, 8 and 10 of this Agreement.

Section 10 - Non-Competition

(1)       The Employee shall not, during the term of this Agreement, engage, hold an interest in or have any involvement, either directly or indirectly, in any business entity, venture or undertaking if such would materially interfere with or conflict with the Employee's duties and obligations to OBUS as provided for under this Agreement, provided that the acquisition of a non-control position in publicly traded companies will not contravene this Section.

(2)       The Employee shall not, during the term of this Agreement, and for a period of one (1) year following the termination or expiration of this Agreement, either individually or in partnership or jointly or in conjunction with any person, firm or corporation as principal, employee, partner, director or as a shareholder or investor (if actually involved in the management of a business which is competitive with the Business of OBUS or its Affiliates) carry on or be engaged in any business which is directly competitive with the Business of OBUS or its Affiliates.

(3)       The parties agree that all of the restrictions contained in Subsection 10(2) hereof are reasonable and valid, and that all defences to the strict enforcement thereof by OBUS are hereby waived by the Employee.

(4)       The Employee agrees that the remedy at law for any breach by the Employee of the provisions of this Section 10 may be inadequate and that in the event of such breach, OBUS may make an application to a court of competent jurisdiction for an order granting OBUS temporary, permanent or both kinds of injunctive relief against the Employee, without the necessity of proving actual damage to OBUS.

(5)       The Employee agrees that any waiver by OBUS of a breach of this Agreement by the Employee shall only be a waiver with respect to the particular breach giving rise to the waiver.

Section 11 - Notices

All notices, reports, invoices, payments and formal communications (collectively referred to as "Notices") required or permitted to be given hereunder shall be in writing and shall be delivered personally or sent by prepaid registered mail or facsimile transmission to the following address or such other address as the relevant party may notify from time to time:

TO:	OBUS

ONCOLYTICS BIOTECH (U.S.), INC.

107 San Pedro Road

Half Moon Bay, California

94019

WITH COPY TO:

ONCOLYTICS BIOTECH INC.

Suite 210, 1167 Kensington Crescent N.W.

Calgary, Alberta

T2N 1X7

Attention: President

TO:	The Employee

MARY ANN DILLAHUNTY

107 San Pedro Road

Half Moon Bay, CA

94019

Notices sent by prepaid registered mail shall be deemed to be received by the addressee on the seventh day (excluding Saturdays, Sundays, Statutory Holidays and any period of postal disruption) following the mailing thereof. Notices personally served shall be deemed to be received when actually delivered, provided such delivery shall be during normal business hours.

Section 12 - Dispute Resolution

If a dispute arises between the parties, the parties shall use the following dispute resolution procedure.

(1)       Meet and Confer.  A meeting shall be held promptly between the parties, attended by individuals with decision-making authority regarding the dispute, to attempt, in good faith, to negotiate a resolution of the dispute.

(2)       Mediation.  If within 15 days after such meeting, the parties have not succeeded in negotiating a resolution of the dispute, they agree to submit the dispute to mediation in San Francisco, California, under the auspices of, and in accordance with the rules of, JAMS/Endispute (“JAMS”).  The parties will jointly appoint a mutually acceptable mediator, seeking assistance in such regard from JAMS if they are unable to agree upon such appointment.  If the parties are not successful in resolving the dispute through mediation, then the parties agree that the dispute shall be decided by arbitration as provided below.

(3)       Arbitration.  If the parties have been unable to resolve their dispute through mediation, as provided above, any remaining controversy or claim arising out of, or relating to, the employment relationship or subject matter of this Agreement, or the making, performance or interpretation hereof, shall be decided by binding arbitration in San Francisco, California.  The arbitration shall be conducted under the auspices of, and in accordance with the rules of JAMS, by a neutral arbitrator who is mutually agreeable to the parties hereto, or appointed by JAMS if the parties cannot agree.  There will be only one arbitrator appointed.  The arbitrator may award damages as well as equitable and declaratory relief.  The arbitration award shall be final and conclusive upon the parties and a judgment or decree upon the award may be entered in any court having jurisdiction over the subject matter of the controversy.

(4)       Provisional Remedies and Injunctive Relief.  Notwithstanding the agreement to submit disputes to negotiation, mediation and arbitration, as provided above, either party may seek from a court of competent jurisdiction any provisional or interim relief that is necessary to protect the rights or property of that party.

(5)       Notice:  by initialing in the space below, you are agreeing to have any dispute arising out of the matters included in the “Arbitration” provision decided by neutral arbitration as provided by law and you are giving up any rights you might possess to have the dispute litigated in a court or jury trial.  By initialing in the space below, you are giving up your judicial rights to discovery and appeal.  If you refuse to submit to arbitration after agreeing to this provision, you may be compelled to arbitrate under the authority of the California Code of Civil Procedure.  Your agreement to this arbitration provision is voluntary.

WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE “ARBITRATION” PROVISION TO NEUTRAL BINDING ARBITRATION.  BY PLACING THEIR INITIALS HERE, THE PARTIES AGREE TO BINDING ARBITRATION IN ACCORDANCE WITH THE FOREGOING PROVISION.

Company:	Employee:

Section 13 - Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and:

(a)	in the case of OBUS, its successors and permitted assigns; and
(b)	in the case of the Employee, her heirs, executors, administrators or other personal representatives.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

ONCOLYTICS BIOTECH (U.S.), INC.

Per:	/s/ Kirk Look
[Name] Kirk Look [Title] CFO
Per:
[Name] [Title]

/s/ T. Gene Dillahunty ________________________	/s/ Mary Ann Dillahunty ________________________________
Witness	MARY ANN DILLAHUNTY

SCHEDULE "A"

JOB DESCRIPTION

The Employee shall perform the duties and responsibilities associated with the position President of OBUS and of Vice President, Intellectual Property, of Oncolytics Biotech Inc., and without limiting the generality of the foregoing, shall provide guidance and assistance to OBUS and its Affiliates related to:

1.	Intellectual Property, including
a.	Intellectual Property management
b.	preparing, filing and prosecuting patent applications;
c.	Intellectual Property protection strategies; and
d.	direction of patent filings, prosecution and maintenance;
2.	Oncolytics' business strategy;
3.	the management of legal affairs of OBUS and its Affiliates; and
4.	the executive management of OBUS and its Affiliates.

The Employee shall perform the employment duties on a part-time basis for one-half (1/2) of normal working hours and days which on the average shall be 26 weeks per year.